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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D/A

			  Under the Securities Exchange Act of 1934
						(Amendment No. 1)

				   The Elder-Beerman Stores Corp.
						(Name of Issuer)

						 Common Stock
					(Title of Class of Securities)

						   284470101
						(CUSIP Number)

				      Neil J. Koren, Esq.
				   Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
				     San Francisco, CA 94111
						(415) 421-6500
-------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

						July 19, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 284470101						Page 2 of 25 Pages

-------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, L.P.
-------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
-------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF and WC
-------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
-------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
-------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,791,900
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,118,150
-------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,118,150
-------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*  							/ /
-------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.8%
-------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN and IA
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 3 of 25 Pages

-------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, Inc.
-------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
-------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
-------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
-------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
-------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,791,900
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,118,150
-------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,118,150
-------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*				/ /
-------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.8%
-------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 4 of 25 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of The Elder-Beerman Stores Corp. (the "Issuer"). The principal executive office of the Issuer is located at 3155 Elbee Road, Dayton, Ohio
45439.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Snyder
Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in
Instruction C of Schedule 13D are  Alan Barry Snyder ("Snyder"),
Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh
("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block
("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder
("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield")
(collectively, with the Filers, the "Named Persons").

	SCMI is the sole general partner of SCMLP. Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife").
As of June 30, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests of Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

	SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding advisory accounts managed by SCMLP are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 5 of 25 Pages

	(b)	The business address of SCMLP, SCMI, Snyder, Niemasik,
Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

	(c)	SCMLP is an investment adviser registered under the
Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

	(d)	During the last five years, none of the Named Persons has
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Named Persons was a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	SCMLP is a Delaware limited partnership.  SCMI is a Delaware corporation.  Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-
Snyder and Umberfield are all citizens of the United States of America.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount


SCMLP		Funds Under Management	approximately $1,900,000,000

SCHEDULE 13D/A

CUSIP No. 284470101						Page 6 of 25 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

SCMLP acquired the Stock on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment.

SCMLP may purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the
Issuer.   SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP consider to be in the interests of such clients.

On July 19, 2000, PPM America Special Investments Fund, L.P., PPM America Special Investments CBO II, L.P. and PPM America, Inc. (the "PPM Group"), the Issuer, all but one of the Issuer's directors and SCMI entered into the Settlement Agreement to end the PPM Group's pending proxy contest with the Issuer. The following is a summary of the material terms of the Settlement Agreement. This summary is qualified in its entirety by references to the Settlement Agreement attached hereto as Exhibit A.

The Issuer agreed, pursuant to the Settlement Agreement, to nominate Mark F.C. Berner, Dennis S. Bookshester, Eugene I. Davis and Charles
H. Turner (the "New Nominees") for election to the Board of Directors at the Issuer's 2000 Annual Meeting (the "2000 Annual Meeting"). Messrs. Bookshester and Turner were recommended by SCMI. Messrs. Berner and Davis were recommended by the PPM Group. At a meeting of the Board of Directors held on July 21, 2000, the Issuer's Board of Directors approved the nomination of the New Nominees and recommended such New Nominees for approval by the shareholders at the 2000 Annual Meeting.

Pursuant to the Settlement Agreement, the Issuer further agreed, subject to the requisite approval of the shareholders at the 2000 Annual Meeting, (a) to amend Article X of the Issuer's Amended Articles of Incorporation (the "Articles") to reduce from seventy-two percent to a simple majority the shareholder approval required to amend or repeal any section of the Articles, (b) to amend Article IX of the Articles to eliminate classification of the Board of Directors,
(c) to adopt a new Article XIV to the Articles pursuant to which the Issuer would opt out of Ohio state law provisions that restrict an

SCHEDULE 13D/A

CUSIP No. 284470101						Page 7 of 25 Pages

Ohio corporation's ability to engage in certain transactions with shareholders holding ten percent or more of the corporation's voting power, (d) to amend Regulation 34 of the Issuer's Amended Code of Regulations (the "Regulations") to reduce from seventy-two percent to a simple majority the shareholder approval required to amend or repeal any regulation, (e) to amend Regulation 3(a) of the Regulations to permit special meetings of shareholders to be called by a shareholder or shareholders owning ten percent rather than fifty percent of the outstanding Stock, (f) to amend Regulation 7(c) of the Regulations to relax the advance notice provisions in connection with shareholder business to be brought before an annual meeting of the Issuer's shareholders, (g) to amend Regulation 12 of the Regulations to relax the advance notice provisions in connection with shareholder nominations of candidates for election to the Issuer's Board of Directors, (h) to amend Regulation 9 of the Regulations to reduce from seventy-two percent to a simple majority the shareholder approval required to alter the size of the Board of Directors and (i) to adopt a new Regulation 35 to the Regulations pursuant to which the Issuer would opt out of the provisions of the Ohio Control Share Acquisition Act.

At a meeting of the Board of Directors held on July 21, 2000, the Issuer's Board of Directors approved the amendments to the Issuer's Articles and Regulations and recommended such amendments for approval by the shareholders at the 2000 Annual Meeting.

Pursuant to the Settlement Agreement, each party thereto (other than the Issuer) also agreed to cause all shares of Stock beneficially owned by such party to be voted at the 2000 Annual Meeting in favor of
(a) the amendments to the Articles, (b) the amendments to the Regulations and (c) the election of the New Nominees to the Board of Directors. Furthermore, each party to the Settlement Agreement (other than the Issuer) agreed that, besides the proposed amendment to the Issuer's Equity and Performance Plan to increase by 500,000 the number of shares of Stock available under such plan, it would not bring any business before the 2000 Annual Meeting, except as expressly contemplated by the Settlement Agreement.

SCMI agreed pursuant to the Settlement Agreement (a) to not solicit directly or indirectly and proxies or participate in any solicitation of any proxy with respect to matters to be presented at the 2000 Annual Meeting, other than solicitations in favor of the amendments and director nominations set forth in the Settlement Agreement, (b) to not become a participant in any election contest relating to the 2000 Annual Meeting, (c) to promptly file an amendment to SCMI's Schedule

SCHEDULE 13D/A

CUSIP No. 284470101						Page 8 of 25 Pages

13D to reflect the termination of the proxy contest and the other provisions of the Settlement Agreement, and (d) to refrain from taking any other actions inconsistent with the matters contemplated by the Settlement Agreement.

Each party to the Settlement Agreement (other than the Issuer) also agreed pursuant to the terms of the Settlement Agreement that during the period commencing on the date of the Settlement Agreement and ending on the date that is seventy-five days prior to the first anniversary of the 2000 Annual Meeting, such party (a) shall cause all shares of capital stock that have the right to vote generally in the election of directors and that are beneficially owned by such party:
(i) to be present, in person or by proxy, at the 2000 Annual Meeting so that all such shares may be counted for the purpose of determining if a quorum is present at the 2000 Annual Meeting, (ii) to be voted in favor of all of the proposed amendments to the Issuer's Articles and Regulations set forth in the Settlement Agreement and in favor of the election of the New Nominees to the Board of Directors at the 2000 Annual Meeting; (b) shall not directly or indirectly (except through the Issuer pursuant to due authorization) solicit any proxies or consents or in any way participate in any solicitation of any proxy with respect to shares of Stock in any election contest with respect to the Issuer's Board of Directors or become a participant in any election contest with respect to the Issuer's Board of Directors or request or induce or attempt to induce any other person to take any such actions with respect to an election contest related to the Issuer's Board of Directors; (c) shall not (i) form, join or otherwise participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder) or (ii) otherwise act in concert with any other person for the purpose of holding or voting Stock in order to circumvent any of the provisions of the Settlement Agreement; (d) shall not call, request the call of, or seek to call, any special meeting of shareholders for the purpose of an election contest with respect to the Issuer's Board of Directors; (e) shall not enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing matters; and (f) shall not make any public announcement critical of the composition of the Board of Directors. In addition, the parties to the Settlement Agreement (other than the Issuer) agreed to refrain from calling a special meeting of shareholders during the seventy-five days leading up to the Issuer's 2001 annual meeting of shareholders (the "2001 Annual Meeting). The Settlement Agreement provides that the parties thereto will seek to cause the 2001 Annual Meeting to be held between twelve and thirteen months from the date of the 2000 Annual Meeting.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 9 of 25 Pages

The Board of Directors of the Issuer has agreed that the transactions contemplated by the Settlement Agreement will not trigger the provisions of the Rights Agreement, dated as of December 30, 1997, as amended, by and between the Issuer and Norwest Bank Minnesota, N.A., as Rights Agent.

The Settlement Agreement shall automatically terminate in the event that the shareholders fail to elect each of the New Nominees to the Board of Directors at the 2000 Annual Meeting or in the event that the Issuer or any of the directors party to the Settlement Agreement fails to exercise good faith in fulfilling its obligations to actively seek shareholder approval of the amendments to the Articles and to the Regulations and election of the New Nominees. The Settlement Agreement may be amended or modified only by the written agreement of each party thereto.

Other than as described above, none of the Filers has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

To the knowledge of the Filers, the beneficial ownership of the Stock by the Filers is reflected on the cover pages of each Filer and the other Named Persons do not beneficially own any Stock.

The persons filing this statement have not effected any transactions in the Stock in the past sixty days.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser. SCMLP's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreement with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 10 of 25 Pages

See the description of the Settlement Agreement in Item 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement, dated as of July 19, 2000, by and among The Elder-Beerman Stores Corp., an Ohio corporation; PPM America Special Investments Fund, L.P., a Delaware limited partnership; PPM America Special Investments CBO II, L.P., a Delaware limited partnership; PPM America, Inc., a Delaware corporation; Snyder Capital Management, Inc., a Delaware corporation; Dennis S. Bookshester; Stewart M. Kasen; Charles Macaluso; Steven C. Mason; Frederick J. Mershad; Thomas J. Noonan, Jr.; Bernard Olsoff; Laura H. Pomerantz; Jack A. Staph and John J. Wiesner.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	July 25, 2000

SNYDER CAPITAL MANAGEMENT, L.P.

By:	Snyder Capital Management, Inc.
	General Partner

	By:	/s/ Margot Murtaugh
		Margot Murtaugh
		Vice President


SNYDER CAPITAL MANAGEMENT, INC.


By:	/s/ Margot Murtaugh
	Margot Murtaugh
	Vice President

SCHEDULE 13D/A

CUSIP No. 284470101						Page 11 of 25 Pages

											Exhibit A

						AGREEMENT

	THIS AGREEMENT, dated as of July __, 2000 (this "Agreement"), is made by and among The Elder-Beerman Stores Corp., an Ohio corporation ("Elder-Beerman"); PPM America Special Investments Fund, L.P., a Delaware limited partnership ("SIF I"); PPM America Special
Investments CBO II, L.P., a Delaware limited partnership ("CBO II");
PPM America, Inc., a Delaware corporation ("PPM America" and, collectively, with SIF I and CBO II, "PPM"); Snyder Capital
Management, Inc., a Delaware corporation ("Snyder"); Dennis S. Bookshester; Stewart M. Kasen; Charles Macaluso; Steven C. Mason; Frederick J. Mershad; Thomas J. Noonan, Jr.; Bernard Olsoff; Laura H. Pomerantz; Jack A. Staph and John J. Wiesner (Bookshester, Kasen, Macaluso, Mason, Mershad, Noonan, Olsoff, Pomerantz, Staph and Wiesner are collectively referred to herein as the "Directors").

	WHEREAS, PPM currently beneficially owns, in the aggregate, approximately 13.15% of Elder-Beerman's outstanding common shares, without par value (the "Common Shares"), Snyder currently beneficially owns, in the aggregate, approximately 20.87% of the outstanding Common Shares, and the Directors currently beneficially own, in the aggregate, approximately 2.85% of the outstanding Common Shares;

	WHEREAS, Elder-Beerman and PPM have been engaged in a proxy contest, which they desire to end; and

	WHEREAS, Elder-Beerman and the Directors have agreed to support four nominees selected by PPM and Snyder for election to Elder-
Beerman's Board of Directors (the "Board of Directors") and to support certain proposals of PPM to be acted upon by Elder-Beerman's shareholders at Elder-Beerman's 2000 Annual Meeting (as defined below); and

	WHEREAS, Elder-Beerman, PPM, Snyder and the Directors desire to provide for certain agreements with respect to the voting by PPM, Snyder and the Directors of the Common Shares they own and regarding other matters.

	NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SCHEDULE 13D/A

CUSIP No. 284470101						Page 12 of 25 Pages

	Section 1. Special Meeting of the Board of Directors. Elder-Beerman and the Directors represent and warrant that the Board of Directors of Elder-Beerman has heretofore duly and validly approved the following items:

	(a) the nomination at the 2000 Annual Meeting of the Shareholders of Elder-Beerman to be held on August 24, 2000, or such later date as shall be determined by Elder-Beerman solely in order to facilitate effectuation of the provisions of this Agreement (the "2000 Annual Meeting") of new candidates for election to the Board of Directors
(the "New Nominees"), which New Nominees will consist of Mark F.C. Berner, Dennis S. Bookshester, Eugene I. Davis and Charles H. Turner, each of whom will serve for an initial term of three years and until such time as his successor has been duly elected and qualified (unless the amendment to Article IX of Elder-Beerman's Amended Articles of Incorporation (the "Articles") is approved by the shareholders at the 2000 Annual Meeting, in which case the entire Board of Directors must be re-elected at the annual meeting of shareholders in 2001 (the "2001 Annual Meeting")), and the submission of the New Nominees at the 2000 Annual Meeting with the recommendation of the Board of Directors for election as directors by the shareholders; provided, however, that in the event that any of the New Nominees is unable at the 2000 Annual Meeting to stand for election for any reason, his replacement shall be designated as follows: (i) Snyder shall have the right to designate a replacement for Mr. Bookshester and/or for Mr. Turner, and (ii) PPM shall have the right to designate a replacement for Mr. Berner and/or for Mr. Davis;

	(b) the amendment of Article X of Elder-Beerman's Articles to reduce from 72% to a simple majority the shareholder approval required to amend or repeal any section of the Articles including those dealing with cumulative voting rights, preemptive rights to acquire shares, share repurchases by Elder-Beerman, the classification of and staggered election system for the Board of Directors and the amendment of Article X of the Articles itself, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(c) the amendment of Article IX of Elder-Beerman's Articles to eliminate classification of the Board of Directors, which currently is divided into three separate classes and elected on a staggered basis and to replace this structure with a single class board of directors under which all directors of Elder-Beerman are elected by the shareholders on an annual basis, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

SCHEDULE 13D/A

CUSIP No. 284470101						Page 13 of 25 Pages


	(d) the adoption of a new Article XIV to Elder-Beerman's Articles pursuant to which Elder-Beerman would opt out of the provisions of Chapter 1704 of the Ohio Revised Code, which Chapter sets forth certain restrictions on the ability of an Ohio corporation to engage in certain business combinations and other transactions that involve shareholders that have the ability to exercise 10% or more of the voting power of such corporation, and submission of the proposed adoption for approval to Elder-Beerman's shareholders at the 2000
Annual Meeting;

	(e) the amendment of Regulation 34 of Elder-Beerman's Amended Code of Regulations (the "Code of Regulations") to lower from 72% to a simple majority the shareholder approval required to amend or repeal any Regulation in the Code of Regulations including those dealing with the time and place of shareholder meetings, who may call special meetings of shareholders, the order of business (including advance notice of business to be brought) at shareholder meetings, the size of the Board of Directors, the filling of newly-created directorships and Board of Directors vacancies, the removal of directors, the nomination of directors (including advance notice of the intent to nominate directors) and the amendment of the Code of Regulations, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(f) the amendment of Regulation 3(a) of Elder-Beerman's Code of Regulations to permit a shareholder or shareholders who own 10% rather than 50% of the outstanding Common Shares to call special meetings of shareholders, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(g) the amendment of Regulation 7(c) of Elder-Beerman's Code of Regulations to provide that any shareholder who desires to bring business before an annual meeting of Elder-Beerman's shareholders must notify Elder-Beerman not more than 90 days, but not less than 45 days (rather than not less than 60 days), in advance of such meeting of its intent to do so and of the nature of such business, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

SCHEDULE 13D/A

CUSIP No. 284470101						Page 14 of 25 Pages

	(h) the amendment of Regulation 12 of Elder-Beerman's Code of Regulations to provide that any shareholder who desires to propose any nominees for election to Elder-Beerman's Board of Directors must notify Elder-Beerman not more than 90 days, but not less than 45 days (rather than not less than 60 days), in advance of such meeting of its intent to do so and of the identity of its proposed nominees, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(i) the amendment of Regulation 9 of Elder-Beerman's Code of Regulations to lower from 72% to a simple majority the shareholder approval required to alter the size of the Board of Directors, and submission of the proposed amendment for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(j) the adoption of a new Regulation 35 to Elder-Beerman's Code of Regulations, pursuant to which Elder-Beerman would opt out of the provisions of the Ohio Control Share Acquisition Act, which Act sets forth certain restrictions on the ability of persons to acquire 20% or more of the stock of an Ohio corporation, and submission of the proposed adoption for approval to Elder-Beerman's shareholders at the 2000 Annual Meeting;

	(k) the execution, delivery and performance of this Agreement by Elder-Beerman; and

	(l) the agreement and confirmation of the Board of Directors that, under the Company's Rights Agreement, dated as of December 30, 1997, as amended by Amendment No. 1 dated as of November 11, 1998, by and between Elder-Beerman and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), (i) none of the parties to this Agreement is an Acquiring Person (as defined in the Rights Agreement) and (ii) a Distribution Date, a Triggering Event or a Share Acquisition Date (as such terms are defined in the Rights Agreement ) will not occur by reason of either the execution of this Agreement or the consummation of the transactions contemplated hereby.

	PPM and Snyder shall have the right to review and reasonably approve the forms of the proposed amendments to Elder-Beerman's
Articles and Code of Regulations described in Sections 1(b) through 1(j) hereof.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 15 of 25 Pages

	Section 2. Joint Press Release. Elder-Beerman, PPM and Snyder agree that, as promptly as practicable after the execution of this Agreement, they shall issue a joint press release regarding the matters contemplated in this Agreement, which press release is substantially in the form attached hereto as Annex A. Until the date of the 2000 Annual Meeting, the parties agree that no other public release or announcement concerning the matters contemplated herein shall be issued without the prior consent of Elder-Beerman, PPM and Snyder, and any such announcement shall be a joint announcement.

	Section 3. Revised Proxy Materials. Elder-Beerman agrees that, as promptly as practicable after the date of this Agreement, it shall prepare and file with the Securities and Exchange Commission (the "SEC") revised proxy materials pursuant to which the Board of Directors will: (a) propose and recommend for approval of the shareholders at the 2000 Annual Meeting the amendments to Elder-Beerman's Articles and Code of Regulations described in Sections 1(b) through 1(j) hereof, and (b) nominate and recommend the New Nominees for election to the Board of Directors at the 2000 Annual Meeting. Elder-Beerman agrees that PPM and Snyder shall have the right to review and reasonably approve the revised proxy materials, including without limitation the text and order of presentation of the proposed amendments to Elder-Beerman's Articles and Code of Regulations, prior to the filing thereof with the SEC. Elder-Beerman shall have the right to adjourn or postpone the 2000 Annual Meeting for such reasonable period of time not to exceed 30 days as may be necessary to permit clearance of revised proxy materials with the SEC and/or to permit adequate opportunity for the timely mailing of such revised proxy materials to the shareholders of Elder-Beerman. If the 2000 Annual Meeting is so adjourned or postponed in accordance with the immediately preceding sentence, Elder-Beerman, PPM and Snyder agree that they shall issue a joint press release regarding the reason for the adjournment or postponement and the date the 2000 Annual Meeting will be re-convened or held. All parties hereto agree to actively seek shareholder approval of each of the items set forth in Section 1 hereof. The Directors agree to vote their respective shares in favor of each of the items set forth in Section 1 hereof. If asked to do so by Elder-Beerman, the Directors agree to make telephone calls in order to solicit and otherwise support the amendments to Elder-Beerman's Articles and Code of Regulations described in Sections 1(b) through 1(j) hereof and the election of the New Nominees. During the term of this Agreement, the Directors shall refrain from making any negative or critical comments, oral or written, regarding the amendments described in Sections 1(b) through 1(j) hereof or about the New Nominees.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 16 of 25 Pages


	Section 4. 2000 Annual Meeting of Shareholders.

	(a) Each party to this Agreement (other than Elder-Beerman) (i) shall cause all Common Shares beneficially owned (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder) by such party to be voted at the 2000 Annual Meeting in favor of (x) the amendments to Elder-Beerman's Articles and Code of Regulations described in Sections 1(b) through 1(j) hereof, and (y) the election as aforesaid of the New Nominees to the Board of Directors and (ii) other than the proposed amendment to Elder-Beerman's Equity and Performance Plan to increase by 500,000 the number of Common Shares available under such plan, shall not bring any business before the 2000 Annual Meeting except as expressly contemplated hereby.

	(b) Elder-Beerman agrees that it shall as promptly as practicable either during or after the 2000 Annual Meeting (i) duly file with the Secretary of State of the State of Ohio a Certificate of Amendment to its Articles setting forth such of the amendments to the Articles referred to in Sections 1(b) through 1(d) hereof that have been approved by the shareholders at the 2000 Annual Meeting and (ii) implement such of the amendments to its Code of Regulations referred to in Sections 1(e) through 1(j) hereof.

	Section 5. Termination of Proxy Contest; Other Activities Related to 2000 Annual Meeting. Except as otherwise permitted in this Section
5, PPM agrees that it shall immediately terminate all activities with respect to its solicitation of proxies in connection with the 2000
Annual Meeting or any adjournment thereof. PPM and Snyder each agrees that it (a) shall not solicit, directly or indirectly, any proxies or participate in any "solicitation" of any "proxy" (as such terms are defined in Rule 14a-1 under the Exchange Act) with respect to matters to be presented at the 2000 Annual Meeting, other than solicitations in favor of the approval of each of the matters set forth in Sections 1(a) through 1(j) hereof, (b) shall not become a "participant" (as such term is used in Rule 14a-11 under the Exchange Act) in any election contest relating to the 2000 Annual Meeting, (c) shall promptly file an amendment to its Schedule 13D to reflect the termination of PPM's proxy contest and the provisions of this Agreement and (d) shall not take any other actions inconsistent with the matters contemplated hereby. Elder-Beerman shall bear the reasonable, documented costs and expenses incurred by PPM and its representatives in connection with (w) PPM's activities with respect to its solicitation of proxies in connection with the 2000 Annual

SCHEDULE 13D/A

CUSIP No. 284470101						Page 17 of 25 Pages

Meeting prior to the date hereof, (x) PPM's activities with respect to the review and revision of Elder-Beerman's proxy materials prior to the date on which Elder-Beerman files final, definitive proxy materials with the SEC, (y) the execution and delivery of this Agreement and (z) the consummation of the transactions contemplated hereby, such costs and expenses not to exceed $250,000. Such amounts shall be paid by Elder-Beerman within five business days after receipt of appropriate evidence of such costs and expenses.

	Section 6. No Proxy Contests; Limitations on Other Shareholder Actions. During the period commencing on the date hereof and ending on the date that is 75 days prior to the first anniversary of the date of the 2000 Annual Meeting, each party to this Agreement (other than Elder-Beerman):

	(a) shall cause all shares of capital stock of Elder-Beerman that have the right to vote generally in the election of directors, that are beneficially owned (within the meaning of Regulation 13D and Rules 13d-3 and 13d-5 under the Exchange Act) by such party (i) to be present, in person or by proxy, at the 2000 Annual Meeting so that all such shares may be counted for the purpose of determining if a quorum is present at the 2000 Annual Meeting and (ii) to be voted in favor of the New Nominees and in favor of each of the proposals set forth in Sections 1(a) through 1(j) hereof at the 2000 Annual Meeting;

	(b) shall not (i) form, join or otherwise participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder) or (ii) otherwise act in concert with any other person for the purpose of holding or voting Common Shares if the purpose of such action is to circumvent any provisions of this Agreement;

	(c) shall not directly or indirectly (except through Elder-Beerman pursuant to due authorization) solicit any proxies or consents or in any way participate in any "solicitation" of any "proxy" (as such terms are defined in Rule 14a-11 under the Exchange Act) with respect to Common Shares in any election contest with respect to the Board of Directors of Elder-Beerman or become a "participant" (as such term is used in Rule 14a-1 under the Exchange Act) in any election contest with respect to the Board of Directors of Elder-Beerman or request or induce or attempt to induce any other person to take any such actions with respect to an election contest related to the Board of Directors of Elder-Beerman;

SCHEDULE 13D/A

CUSIP No. 284470101						Page 18 of 25 Pages

	(d) shall not call, request the call of, or seek to call, any special meeting of shareholders for the purpose of an election contest with respect to the Board of Directors of Elder-Beerman, and, if a shareholder not party to this Agreement calls any special meeting of shareholders for the purpose of an election contest with respect to the Board of Directors of Elder-Beerman, shall oppose such shareholder's election contest efforts;

	(e) shall not enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing matters referred to in this Section 6; and

	(f) shall not make any public announcement critical of the composition of the Board of Directors (including, without limitation by means of a press release or commentary in a Schedule 13D or other SEC filings).

	During the period commencing on the date that is 75 days prior to the first anniversary of the date of the 2000 Annual Meeting and ending on the date of the 2001 Annual Meeting, each party to this Agreement (other than Elder-Beerman) shall refrain from calling, requesting the call of, or seeking to call, any special meeting of shareholders.

	Section 7. 2001 Annual Meeting. Each of the parties hereto agrees that it shall seek to cause the 2001 Annual Meeting to be held no less than twelve months from the date of the 2000 Annual Meeting, but no more than thirteen months from the date of the 2000 Annual Meeting.

	Section 8. Termination of the Agreement. In the event that the shareholders fail to elect of each of the New Nominees to the Board of Directors at the 2000 Annual Meeting or in the event that Elder-Beerman or any of the Directors fails to exercise good faith in fulfilling the obligations (as set forth in Section 3) to actively seek shareholder approval of each of the items set forth in Sections 1(a) through (j) hereof, all obligations of the parties hereunder (other than the obligations set forth in Section 4(b) hereof) shall automatically terminate immediately after the 2000 Annual Meeting.

	Section 9. Waiver. Elder-Beerman hereby waives the notice requirements set forth in Regulation 7(c) of Elder-Beerman's
Regulations so that the New Nominees can stand for election to Elder-Beerman's Board of Directors at the 2000 Annual Meeting.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 19 of 25 Pages

	Section 10. Miscellaneous.

	(a) All notices, requests or instruction hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by telecopy (or like transmission), as follows:

	(1)	if to Elder-Beerman:

	The Elder-Beerman Stores Corp.
	3155 El-Bee Road
	Dayton, OH  45439
	Attention: Secretary

	Fax:  (937) 296-4625

	with a copy to:

	Lyle G. Ganske, Esq.
	Jones Day Reavis & Pogue
	North Point
	901 Lakeside Avenue
	Cleveland, OH 44114

	Fax: (216) 579-0212

	(2)	if to PPM:

	Stuart J. Lissner
	Managing Director
	PPM America, Inc.
	225 West Wacker Drive
	Suite 1200
	Chicago, IL  60606

	Fax:  (312) 634-0741

	(3)	if to Snyder:

	Margot Murtaugh
	Snyder Capital Management, Inc.
	350 California Street
	Suite 1460
	San Francisco, CA  94104

	Fax:  (415) 391-9437

SCHEDULE 13D/A

CUSIP No. 284470101						Page 20 of 25 Pages


	with copies to:

	Eugene I. Davis
	Pirinate Consulting Group, L.L.C.
	5 Canoe Brook Drive
	Livingston, NJ  07039

	Fax:  (973) 535-1843

	J. Andrew Rahl, Jr., Esq.
	Anderson Kill & Olick, P.C.
	1251 Avenue of the Americas
	New York, NY 10020-1182

	Fax:  (212) 278-1733

	(4)	if to any other party hereto, at its address set forth in
the records of Elder-Beerman.

	Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices and other communications given to any party hereto in accordance with the provisions hereof shall be deemed to have been given on the date of receipt, provided that any notice or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient.

	(b) This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersedes and amends all prior understandings, arrangements and agreements with respect to the subject matter hereof. No modification hereof shall be effective unless in writing and signed by the party against which it is sought to be enforced. The parties hereto, by written agreement, may make any modification or amendment of this Agreement, but no such modification or amendment will be effective unless signed by all of the parties hereto. The captions appearing herein are for the convenience of the parties only and shall not be construed to affect the meaning of the provisions of this Agreement.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 21 of 25 Pages

	(c) Each of the parties hereto shall use such party's reasonable best efforts to take such actions as may be necessary or reasonably requested by the other parties hereto to carry out and consummate the transactions contemplated by this Agreement. No party to this Agreement directly or indirectly shall (i) challenge the validity or enforceability of any provision of this Agreement or the matters contemplated hereby or (ii) commence any lawsuit or other legal proceeding, or take any other action, that seeks to frustrate the performance of this Agreement in accordance with its terms.

	(d) This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable in the case of agreements made and to be performed entirely within such State.

	(e) Each of the parties hereto recognizes that any breach of the terms of this Agreement may give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to other remedies, any non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce the terms and provisions of this Agreement by a decree of specific performance in any action instituted in any court of the United States or any state hereof having jurisdiction without the necessity of proving the inadequacy as a remedy of money damages.

	(f) This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties and any such attempted assignment without consent shall be void.

	(g) This Agreement is not intended, and shall not be construed, to confer any rights or remedies hereunder upon any party other than the parties hereto, and those parties designated as directors pursuant to Section 1(a), which parties shall be entitled to enforce their rights under such provisions to which they are entitled to benefits.

SCHEDULE 13D/A

CUSIP No. 284470101						Page 22 of 25 Pages

	(h) Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement, or any such terms in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

	(i) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

	(j) Each party hereto (other than Elder-Beerman) is signing this Agreement in its or his/her capacity as a shareholder and not in a capacity as a director or officer (except on behalf of Elder-Beerman), it being understood that this Agreement is not intended to limit or abridge the fiduciary responsibility of the directors of Elder-
Beerman.

	IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

	THE ELDER-BEERMAN STORES CORP.



By:  ___________________________
Name:	Frederick J. Mershad
Title:	Chairman of the Board and Chief Executive Officer



________________________________
Dennis S. Bookshester



________________________________
Stewart M. Kasen



________________________________
Charles Macaluso

SCHEDULE 13D/A

CUSIP No. 284470101						Page 23 of 25 Pages




________________________________
Steven C. Mason



________________________________
Frederick J. Mershad



________________________________
Thomas J. Noonan, Jr.



________________________________
Bernard Olsoff



________________________________
Laura H. Pomerantz



________________________________
Jack A. Staph



________________________________
John J. Wiesner
 PPM AMERICA, INC.



By: ________________________________
Name:	Stuart J. Lissner
Title:	Managing Director

SCHEDULE 13D/A

CUSIP No. 284470101						Page 24 of 25 Pages

PPM AMERICA SPECIAL INVESTMENTS
CBO II, L.P.

By:	PPM America CBO II Management Company
	its General Partner


	By:	_______________________________
		Name:	Stuart J. Lissner
		Title:	Vice President



PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.

By:	PPM America Fund Management GP, Inc.
	its Managing General Partner


	By:	_______________________________
		Name:	Stuart J. Lissner
		Title:	Vice President



SNYDER CAPITAL MANAGEMENT, INC.


By: ________________________________
Name:	Alan Snyder
Title:

SCHEDULE 13D/A

CUSIP No. 284470101						Page 25 of 25 Pages

						ANNEX A

				FORM OF JOINT PRESS RELEASE

NJK\3321\002\1108194